UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Lions Gate Entertainment Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    535919203
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [x]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 6 Pages

CUSIP No. 535919203              Schedule 13G                  Page 2 of 6 Pages



1        NAMES OF REPORTING PERSONS          Mark Cuban
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (Entities Only)

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
--------------------------------------------------------------------------------

                   5    SOLE VOTING POWER
    NUMBER OF                                      2,950,348
                   -------------------------------------------------------------
      SHARES
                   6    SHARED VOTING POWER
   BENEFICIALLY                                    0
                   -------------------------------------------------------------
     OWNED BY
                   7    SOLE DISPOSITIVE POWER
       EACH                                        2,950,348
                   -------------------------------------------------------------
    REPORTING
                   8    SHARED DISPOSITIVE POWER
   PERSON WITH                                     0
                   -------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,950,348
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    3.3% (1)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                    IN
--------------------------------------------------------------------------------

(1) Based on 88,529,142 shares of common stock of the Issuer outstanding on November 11, 2003.

CUSIP No. 535919203              Schedule 13G                  Page 3 of 6 Pages


Item 1.

         (a)      Name of Issuer:

                  Lions Gate Entertainment Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  Suite 3123, Three Bentall Centre
                  595 Burrard Street
                  Vancouver, British Columbia V7X 1J1
Item 2.

         (a)      Name of Person Filing:

                  Mark Cuban

         (b)      Address of Principal Business Office or, if none, Residence:

                  5424 Deloache Avenue
                  Dallas, Texas 75220

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Common Stock, no par value per share

         (e)      CUSIP Number:

                  535919203

Item 3.  If  this   statement   is  filed   pursuant   to   ss.240.13d-1(b)   or
         ss.240.13d-2(b) or (c), check whether the person filing is a:

                           Not Applicable.

CUSIP No. 535919203              Schedule 13G                  Page 4 of 6 Pages



Item 4.  Ownership.

         The following information relates to the reporting person's ownership of common stock, no par value per share, of the Issuer as of January 26, 2004.

         (a)      Amount Beneficially Owned:

                                    2,950,348

         (b)      Percent of Class:

                                    3.3% (1)

         (c)      Number of shares as to which the person has:

                        (i)         sole power to vote or to direct the vote:

                                            2,950,348

                       (ii)         shared power to vote or to direct the vote:

                                                     0

                      (iii) sole power to dispose or to direct the disposition of:

                                            2,950,348

                       (iv) shared power to dispose or to direct the disposition of:

                                                     0

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].




(1) Based on 88,529,142 shares of common stock of the Issuer outstanding on November 11, 2003.

CUSIP No. 535919203              Schedule 13G                  Page 5 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.



Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.

Item 10. Certification.

                           Not Applicable.

CUSIP No. 535919203              Schedule 13G                  Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2004



                                         /s/ Mark Cuban
                                        ---------------------------------------
                                        Mark Cuban